Notice of
Annual and Special
General Meeting
of Shareholders
&
Management
Information Circular

TO BE HELD MAY 11, 2004

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
3454-1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1K8
Tel: 604-669-6227
Fax: 604-669-6272
Website: www.novagold.net

NOVAGOLD RESOURCES INC.
PO Box 49215, Four Bentall Centre, 3454 – 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1K8
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

               NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting ("Meeting") of the Shareholders of NovaGold Resources Inc. ("Corporation") will be held at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, in the Grouse Room, on Tuesday, May 11, 2004, at 10:00 a.m. (Vancouver time), for the following purposes:

1.
To receive the Annual Report of the Directors containing the consolidated financial statements of the Corporation for the year ended November 30, 2003, together with the Report of the Auditors thereon, copies of which accompany this Notice;

2.	To elect Directors of the Corporation for the forthcoming year;

3.	To appoint the Auditors of the Corporation for the forthcoming year and to authorize the directors to fix the Auditors' remuneration;

4.
To consider and, if deemed advisable, pass a resolution authorizing the issuance by way of private placements of up to 50,000,000 Common Shares in accordance with the policies of The Toronto Stock Exchange;

5.
To consider, and, if deemed advisable, approve a resolution adopting the New Stock Option Plan pursuant to which up to 9,000,000 Common Shares of the Corporation may be issued and authorizing the Directors of the Corporation to implement the New Stock Option Plan;

6.
To consider and, if deemed advisable, approve a resolution to increase the authorized capital of the Corporation by the creation of an additional 900,000,000 Common Shares of the Corporation without nominal or par value so that the authorized capital of the Corporation shall consist of 1,000,000,000 Common Shares without nominal or par value and 10,000,000 Preferred Shares without nominal or par value issuable in series, and to alter the Memorandum of the Corporation accordingly; and

7.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

               The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

               Only Shareholders of record at the close of business on April 5, 2004 are entitled to receive notice of the Meeting and, except as noted in the attached Management Information Circular, to vote at the Meeting.

               To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. The completed proxy must delivered to the Corporation:

(a)
by delivering the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, May 7, 2004, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time); or

(b)
by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, May 7, 2004, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time).

               Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.

               DATED at Vancouver, British Columbia, this 5th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse, President and Chief Executive Officer

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

               THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. ("Corporation") for use at the Annual and Special General Meeting of Shareholders of the Corporation to be held at the Hyatt Regency Vancouver, 655 Burrand Street, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) on Tuesday, May 11, 2004 (the "Meeting") or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Corporation at nominal cost, and all costs thereof will be paid by the Corporation. The Corporation will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101. Unless otherwise specified, the information in this Information Circular is current as at March 22, 2004.

               The Board of Directors of the Corporation has fixed the record date for the Meeting as the close of business on April 5, 2004 ("Record Date"). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and the request for his name to be placed on the voting list to Patterson Palmer, the Corporation's legal counsel, at 5151 George Street, Suite 1700, Halifax, Nova Scotia, B3J 2N9, Attention: Janice A. Stairs. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting. Such registered holders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

               Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

Registered Shareholders

               Registered Shareholders have two methods by which they can vote their shares at the Meeting, namely in person or by proxy. Shareholders wishing to vote in person at the Meeting should not complete and return the proxy included with this information circular. The vote will be taken and counted at the Meeting. Shareholders who do not wish to attend the Meeting or do not wish to vote in person, can vote by proxy.

               The persons named in the enclosed instrument appointing proxy are Officers and Directors of the Corporation. Each Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed instrument appointing proxy and by inserting such person's name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Corporation. In any case, a Shareholder must deliver the completed proxy to the Corporation:

(a)
by delivering the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, for receipt not later than Friday, May 7, 2004, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time); or

(b)
by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, May 7, 2004, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time).

               A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, and deposited either with the Corporation's legal counsel,

Patterson Palmer, 5151 George Street, Suite 1700, Halifax, Nova Scotia, B3J 2N9, Attention: Janice Stairs, or with the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 1465 Brenton Street, 5th Floor, Box 36012, Halifax, Nova Scotia, B3J 3S9, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

Exercise of Proxies

               Where a choice is specified, the Common Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or any ballot that may be called. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of Management of the Corporation.

Non-Registered Shareholders

               Shares may not be registered in the Shareholder's name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates). If shares are registered in the name of an intermediary, they are owned by a non-registered shareholder.

               The Corporation has distributed copies of the Meeting materials to intermediaries for distribution to non-registered Shareholders. Intermediaries are required to deliver these materials to all non-registered Shareholders of the Corporation who have not waived their rights to receive these materials, and to seek instructions as to how to vote the shares. Often, intermediaries will use a service company (such as ADP Investor Communications) to forward these meeting materials to non-registered Shareholders.

               Non-registered Shareholders who receive meeting materials will typically be given the ability to provide voting instructions in one of two ways.

               Usually a non-registered Shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for registered Shareholders cannot be used and the instructions provided by the intermediary must be followed (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

               Occasionally, however, a non-registered Shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the non-registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered Shareholder. In this case, the proxy needs to be completed by a non-registered Shareholders and voted by mail or facsimile only, as described above.

               The purpose of these procedures is to allow non-registered Shareholders to direct the voting of the shares that they own but that are not registered in their name. Should a non-registered Shareholder who receives either a form of proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered Shareholder should strike out the persons named in the form of proxy as the proxy holder and insert the non-registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, non-registered Shareholders should carefully follow the instructions provided by the intermediary.

               Proxies returned by intermediaries as "non-votes" because the intermediary has not received instructions from the non-registered Shareholder with respect to the voting of certain shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such broker "non-votes" will, however, be counted in determining whether there is a quorum.

Voting Shares and Principal Holders Thereof

               As at March 22, 2004, the Corporation has outstanding 54,193,612 Common Shares without nominal or par value. Each of such shares is entitled to one vote.

               To the knowledge of the directors and senior officers of the Corporation, the following is the only person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Corporation as of March 22, 2004.

Name & Address	Designation of Class	Number of Securities	Percentage of Class
Fidelity Management & Research Corporation Fidelity Management Trust Corporation (collectively “Fidelity”) 82 Devonshire Street Boston, MA 02109	Common	5,590,400 (1)	10.32%

(1)	This amount represents the number of common shares over which Fidelity exercises control or direction over, on behalf of accounts fully managed by it.

ELECTION OF DIRECTORS

               According to the Articles of Association of the Corporation, the Board of Directors shall consist of not less than one nor more than 10 persons, such number within that range to be determined by resolution of the Directors of the Corporation. The Board of Directors has presently determined that the business of the Corporation may properly be conducted by a Board of Directors consisting of six Directors. The persons nominated in the list which follows are, in the opinion of Management, well qualified to direct the Corporation's activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Corporation or until his successor is duly appointed.

               Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted for the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

               Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to elect the directors.

Name and Address	Present Position in the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned as of March 22, 2004 (4)
George Brack(1) Vancouver, British Columbia	Director	President of Macquarie North America Ltd.	2001	Nil
Gerald J. McConnell(2) Kings County, Nova Scotia	Director	President and Chief Executive Officer of Etruscan Resources Inc.	1984	92,807 0.17%
Cole McFarland(2) Fallbrook, California	Director	Principal of McFarland & Associates	2001	1,000 0.00%
Clynton Nauman(1) (3) Blaine, Washington	Director	Chief Executive Officer of Asset Liability Management Group ULC	1999	Nil
Rick Van Nieuwenhuyse Los Gatos, California(3)	President, CEO and Director	President and Chief Executive Officer of the Corporation	1999	1,614,375 2.98%
James Philip(1) (2) Vancouver, British Columbia	Director	Managing Partner of Morgan & Co., Chartered Accountants	2003	Nil

(1)	Member of the Audit and Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Technical Committee.
(4)	The information as to shareholdings has been furnished by the respective nominees as at March 22, 2004.

George Brack

               Mr. Brack is the President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining Macquarie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the world-wide identification, evaluation and execution of strategic mergers and acquisitions.

Cole McFarland

               Mr. McFarland is Principal of McFarland & Associates and a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United Sates and the Philippines with extensive experience in Alaska. Mr. McFarland was President and CEO of Placer Dome US from 1987 until his retirement in July 1995. During that period Placer Dome US substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US, Mr. McFarland held a number of managerial and executive positions within the Placer Dome Group of companies. Mr. McFarland is also a Director of Bema Gold Corp.

Gerald J. McConnell, Q.C.

               Mr. McConnell is the Chairman, Chief Executive Officer and President of Etruscan Resources Inc. a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of NovaGold Resources Inc. and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Corporation. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Clynton R. Nauman

               Mr. Nauman is the Chief Executive Officer of Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, a position he has held since February 1998. Previously Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has twenty-five years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James Philip, CA

               Mr. Philip joined Morgan & Company in May 1980 and became a partner in June 1981 and managing partner in August 1993. Mr. Philip has over twenty-five years public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provides his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Rick Van Nieuwenhuyse, MSc

               Mr. Van Nieuwenhuyse joined NovaGold Resources Inc. as President and Chief Operating Officer in January 1998 and was appointed to Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of world-wide experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse, brings years of working experience and knowledge of Alaska to the Corporation. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

STATEMENT OF EXECUTIVE COMPENSATION

               The summary compensation table below sets out information for the Corporation's fiscal years ended November 30, 2001, November 30, 2002 and November 30, 2003 for the Chief Executive Officer and four most highly compensated executive officers of the Corporation (collectively, the "Named Executives Officers"). The Named Executive Officers are the only executive officers of the Corporation who received or were entitled to receive annual remuneration of $100,000 or greater during the fiscal periods noted. The information includes annual salary earned, incentive bonuses earned and all other compensation during those fiscal periods.

Summary Compensation Table

All amounts in Canadian Dollars:

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
		Salary ($)(1)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Rick Van Nieuwenhuyse, President and CEO	2001 2002 2003	173,095 198,870 275,437	Nil Nil 96,628	39,962(2) 245,346(4) 143,674(4)(5)	275,000 75,000 300,000	Nil Nil Nil	Nil Nil Nil	53,318(3) Nil Nil
Gregory Johnson, Vice President, Corporate Development & Communications	2001 2002 2003	130,900 133,484 146,836	Nil Nil 38,367	Nil Nil 679	100,000 50,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert J. (Don) MacDonald, Chief Financial Officer and Senior Vice-President(6)	2003	146,788	Nil	2,693	200,000	Nil	Nil	Nil
Douglas Nicholson General Manager Nome Operations(7)	2002 2003	62,816 113,680	Nil Nil	Nil 126	25,000 50,000	Nil Nil	Nil Nil	Nil Nil
Robert Prevost, Senior Resource Estimation Manager(8)	2001 2002 2003	37,062(6) 113,069 102,312	Nil Nil 14,210	Nil Nil 111	25,000 25,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	The salary figures represent gross salaries before deductions.
(2)	The 2001 amount is comprised of a car allowance aggregating $7,796, school tuition of $11,481 and an interest-free loan benefit of $l1,182.
(3)	The 2001 amount is comprised of voluntarily deferred salary for the period May 2000 to May 2001 which was paid during fiscal 2001.
(4)
The 2002 amount is comprised of a car allowance of $16,762, school tuition of $5,936, and an interest free loan benefit of $12,563, plus an amount equal to $210,085. On May 29, 2002, the Corporation repaid a share loan made by Mr. Van Nieuwenhuyse to the Corporation during fiscal 2002. The Corporation also paid Mr. Van Nieuwenhuyse the sum of $210,085 in 2002 and $105,096 in 2003 to compensate Mr. Van Nieuwenhuyse for tax liabilities which he incurred as a result of the Corporation paying cash to settle its obligations under the share loan rather than delivering common shares of the Corporation.

(5)	The 2003 amount includes a car allowance of $16,719, school tuition of $10,122, and an interest free loan benefit of $11,737.
(6)	Mr. MacDonald commenced his employment with the Corporation in January 2003.
(7)	Mr. Nicholson commenced his employment with the Corporation in June 2002.
(8)	Mr. Prevost commenced his employment with the Corporation in August 2001.

Option Grants During the Most Recently Completed Financial Year

Name	Securities under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date (MM/DD/YY)
Rick Van Nieuwenhuyse	300,000(1)	18%	$3.60	$3.60	April 27, 2013
Gregory Johnson	100,000(1)	6%	$3.60	$3.60	April 27, 2013
Robert J. MacDonald	100,000(2) 100,000(1)	12%	$4.62 $3.60	$4.62 $3.60	January 16, 2013 April 27, 2013
Douglas Nicholson	50,000(1)	3%	$3.60	$3.60	April 27, 2013
Robert Prevost	50,000(1)	3%	$3.60	$3.60	April 27, 2013

(1)	These options were granted by the Corporation on April 28, 2003.
(2)	These options were granted by the Corporation on December 17, 2002.

Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

               The Named Executive Officers acquired Common Shares of the Corporation pursuant to the exercise of stock options during the fiscal year ended November 30, 2003. The value of unexercised in-the-money options at fiscal year end is the difference between the fair market value of the Common Shares on November 30, 2003 (November 28, 2003 - the last trading day prior to fiscal year end which was $6.20) and the exercise price of the options.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at Nov 30, 2003 (#)		Value of Unexercised In-the-Money Options/SARs at Nov 30, 2003 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rick Van Nieuwenhuyse	Nil	Nil	1,100,000	Nil	$4,708,750	Nil
Gregory Johnson	Nil	Nil	200,000	Nil	$573,500	Nil
Robert J. MacDonald	Nil	Nil	200,000	Nil	$418,000	Nil
Douglas Nicholson	Nil	Nil	75,000	Nil	$176,250	Nil
Robert Prevost	9,500	$16,910	90,500	Nil	$244,760	Nil

Employment Contracts

Rick Van Nieuwenhuyse

               Pursuant to an employment contract with the Corporation effective May 1, 1999, Mr. Van Nieuwenhuyse is employed by the Corporation for a term ending on April 30, 2007.

               The employment contract provides that if employment is terminated in the event of just cause, the Corporation will pay Mr. Van Nieuwenhuyse an amount equal to one month for every full or partial year of employment. For purposes of this clause Mr. Van Nieuwenhuyse's employment is deemed to have commenced

May 1, 1999. If Mr. Van Nieuwenhuyse becomes and remains physically or mentally incapable of substantially performing his duties as President and Chief Executive Officer of the Corporation for a period of not less than six months, the Corporation may terminate the employment contract upon two months written notice or payment in lieu thereof and thereafter the Corporation is obliged to pay 50% of the salary to which Mr. Van Nieuwenhuyse would otherwise be entitled for the balance of the term of the employment contract. In the event of the death of Mr. Van Nieuwenhuyse, the Corporation may terminate the employment contract upon payment of two month's salary and the Corporation is obliged to pay Mr. Van Nieuwenhuyse's estate 50% of the salary to which he would otherwise be entitled for the balance of the term of the employment contract

               In the event of a sale of substantially all the assets of the Corporation or a change of control of the Corporation by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the Board of Directors are not elected, then Mr. Van Nieuwenhuyse may elect to terminate his employment with the Corporation. If Mr. Van Nieuwenhuyse makes such an election, the Corporation is required to pay to Mr. Van Nieuwenhuyse a lump sum payment equal to three times his annual salary and to continue to pay life insurance premiums for a period of five years from the date of termination of employment.

               For the fiscal year ended November 30, 2003, Mr. Van Nieuwenhuyse was entitled to an annual salary of US $200,000 (Cdn$275,437).

               Pursuant to the employment contract, the Corporation is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in the amount of not less than three times Mr. Van Nieuwenhuyse's annual salary, to a maximum of $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. The Corporation is also required to pay the cost of disability insurance and medical coverage during the term of the contract, as well pay a school allowance in an amount not to exceed US$10,000 per year per child to reimburse Mr. Van Nieuwenhuyse for education costs incurred by his two sons.

               Under the terms of Mr. Van Nieuwenhuyse's employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Nieuwenhuyse remains employed with the Corporation. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse's employment with the Corporation is terminated for any reason.

Robert J. MacDonald and Gregory Johnson

               Pursuant to an employment contract with the Corporation effective January 16, 2003, Mr. MacDonald is employed by the Corporation as Chief Financial Officer and Senior Vice President. Under the employment contract, the Corporation is required to pay Mr. MacDonald an annual salary of Cdn$175,000.

               Pursuant to an employment contract with the Corporation effective January 1, 2003, Mr. Johnson is employed by the Corporation as Vice President, Corporate Development and Communications. Under the employment contract, the Corporation is required to pay Mr. Johnson an annual salary of US$105,000 (Cdn$146,836).

               The contracts of both senior officers continue indefinitely, unless and until terminated. Each senior officer's salary is to be reviewed at least annually by the CEO. The CEO can make recommendations to the Board of Directors or the compensation committee of the Board of Directors regarding appropriate salary adjustments. In the event of a change of control of the Corporation, the Corporation is required to continue to employ the senior officer in the same capacity. The Corporation is obligated to provide the senior officers with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Corporation in effect from time to time. The Corporation is obligated to provide the senior officers with director's and officer's liability insurance appropriate to the nature of their responsibilities under their employment contracts.

               The senior officer may terminate his obligations under the employment contract (1) at any time upon providing three months notice in writing to the Corporation; (2) upon a material breach or default of any term of the agreement by the Corporation; or (3) at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one month's notice in writing to the Corporation. The Corporation may terminate the senior officer's employment at any time for just cause or upon the senior officer's dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or at any time upon making the severance payment. If the senior officer's employment agreement is terminated by the senior officer as a result of a material breach or default of any term of the agreement by the Corporation, or after 90 days following the date on which there is a change of control, or if it is terminated by the Corporation at any time or in breach of the agreement, the senior officer is entitled to receive within 10 days of the termination a severance payment equal to all compensation paid to the senior officer for the previous fiscal year multiplied by two. If the employment agreement is terminated due to the senior officer's death or becoming disabled, the Corporation must pay to the senior officer (or his estate) his then current salary accrued as of the date of termination and his then current salary for one year after the date of termination.

Compensation of Directors

               Except as disclosed below, the Corporation has no arrangements pursuant to which directors are compensated by the Corporation or its subsidiaries for their services in their capacity as directors of the Corporation or for committee participation.

               The Corporation has a formalized stock option plan ("Plan") for the granting of incentive stock options to the officers, directors and employees of the Corporation. The purpose of granting options pursuant to the Plan is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to that of the shareholders.

Compensation Committee

               The Compensation Committee consists of three directors, Messrs. Philip, McConnell and McFarland. Mr. McConnell formerly served as the President (December 1984 - January 1998) and the Chief Executive Officer (January 1998 - May 1999) of the Corporation. All members of the Compensation Committee are non-executive directors of the Corporation.

Report on Executive Compensation

               The compensation programs of the Corporation are designed to reward performance and to be competitive with the compensation agreements of other mining companies. The Compensation Committee of the Board evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers. See “Statement of Corporate Governance Practices”.

Executive Compensation Policies and Programs

               In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

1.	to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

2.	to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other mining companies; and

3.	to align the interests of executive officers with the long-term interests of shareholders through participation in the Corporation’s incentive stock option plan.

               Currently, the Corporation’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits generally available to all employees of the Corporation, and long-term incentive in the form of stock options.

               Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. The Compensation Committee refers to industry, local and national surveys, prepared for the most part by independent consultants. An individual whose compensation is being determined abstains from voting on the matter.

               At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Corporation and the executive for such year. The assessment of whether the Corporation’s objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Corporation’s exploration and development projects, raising of capital, corporate alliances and similar achievements.

               Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance and value to the Corporation, and take into account the stock options held by the individual. The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

               Presented by the Compensation Committee: James Philip, Gerald McConnell and Cole McFarland.

Performance Graph

               The following graph depicts the cumulative total shareholder returns in the five years since November 30, 1998 assuming a $100 investment in the Common Shares on November 30, 1998, compared to an equal investment in the S&P/TSX Composite shares.

Year	1998	1999	2000	2001	2002	2003
Value based on $100 invested in NovaGold	$100	$49	$23	$286	$708	$954
Value based on $100 invested in S&P/TSX Composite	$100	$119	$139	$117	$104	$124

INDEBTEDNESS OF DIRECTORS AND OFFICERS

               As of March 22, 2004, the aggregate indebtedness to the Corporation and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries was nil.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

               No insider of the Corporation, nor any proposed nominee for election as director, nor any associate or affiliate of such insider or proposed nominee has had any material interest, direct or indirect, in any transaction entered into by the Corporation since December 1, 2001.

APPOINTMENT OF AUDITORS

               The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, 7th Floor, Vancouver, British Columbia. From December 11, 1984 to May 22, 2002, the Halifax office of PricewaterhouseCoopers LLP served as Auditors of the Corporation. The Shareholders will be asked at the Meeting to vote for the appointment of PricewaterhouseCoopers LLP located at 250 Howe Street, 7th Floor, Vancouver, British Columbia as Auditors of the Corporation until the next annual meeting of the Shareholders of the Corporation, at a remuneration to be fixed by the Directors. It is intended that all proxies received will be voted in favour of the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation, at a remuneration to be fixed by the Directors, unless a proxy contains instructions to withhold the same from voting.

               Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to appoint the Auditors of the Corporation.

PRIVATE PLACEMENTS

               The policies of The Toronto Stock Exchange provide that the aggregate number of Common Shares of the Corporation which may be subject to issuance pursuant to private placement transactions during any six-month period, may not exceed 25% of the number of Common Shares outstanding prior to giving effect to such transactions unless the approval of the Shareholders is obtained.

               The Shareholders of the Corporation will be asked to consider and, if deemed advisable, approve a resolution authorizing the Board of Directors at any time after May 11, 2004, and prior to May 11, 2005, as it considers in the best interests of the Corporation, to issue, by way of private placements, up to 50,000,000 Common Shares of the Corporation in accordance with the policies of The Toronto Stock Exchange. If the Board of Directors deems it advisable to issue Common Shares pursuant to the private placements, such Common Shares will be priced either at a price not lower than the closing market price of the Common Shares on The Toronto Stock Exchange on the trading day prior to the day on which The Toronto Stock Exchange is notified of the private placement, less the applicable discount as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

or based on such other pricing formula that is either required or acceptable to The Toronto Stock Exchange.

               The private placement transactions will be substantially arm's length transactions and none of the private placement transactions will be structured so as to potentially result in a change of control of the Corporation.

               Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to approve this resolution.

ADOPTION OF NEW STOCK OPTION PLAN

Introduction

               The Board of Directors of the Corporation has approved a new Stock Option Plan (the "New Plan") to replace the Corporation's existing employee stock option plan (the "Old Plan"), subject to Shareholder approval. The Corporation has adopted the New Plan in order to update the Old Plan and to reflect current United States securities laws regarding grant of options to United States residents.

               Like the Old Plan, the purpose of the New Plan is to attract and retain service providers, officers or directors to the Corporation and to motivate them to advance the interests of the Corporation by affording them with the opportunity to acquire an equity interest in the Corporation through options. The New Plan has been drafted to comply with the Toronto Stock Exchange and American Stock Exchange policies as they exist at the time of this Management Information Circular. The New Plan is subject to the Toronto Stock Exchange and American Stock Exchange approval. If and when Shareholder and regulatory approval is obtained, the implementation of the New Plan will be at the sole discretion of the Board of Directors of the Corporation. The following information is intended as a brief description of the New Plan, and is qualified in its entirety by reference to the New Plan itself, which will be substantially in the form attached as Schedule "A" to this Management Information Circular.

The New Plan

               Under the New Plan, options will be exercisable over periods of up to ten years as determined by the Board of Directors of the Corporation and are required to have an exercise price no less than the price at which the last recorded sale of a board lot of Common Shares took place on the Toronto Stock Exchange during the trading day immediately preceding the date of granting the option or, if there was no such sale, the weighted average trading price on the Toronto Stock Exchange for the Common Shares for the five trading days immediately preceding the date of granting the option. Pursuant to the New Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Corporation and its subsidiaries or employees of companies providing management or consulting services to the Corporation or its subsidiaries. The maximum aggregate number of Common Shares which may be subject to issuance pursuant to options granted under the New Plan is 9,000,000 which is 2,500,000 Common Shares more than under the Old Plan. In addition, the number of Common Shares which may be reserved for issuance to insiders of the Corporation may not exceed 10% of the outstanding Common Shares of the Corporation, the number of Common Shares which may be issued to insiders of the Corporation within one year period may not exceed 10% of the outstanding Common Shares of the Corporation and the number of Common Shares which may be issued to any one insider of the Corporation or to such insider's associates, within one year period, may not exceed 5% of the outstanding Common Shares of the Corporation. The New Plan does not contain any vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The New Plan provides that if a change of control, as defined therein, occurs, all shares subject to the option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

Existing Stock Options

               The Corporation currently has stock options outstanding which are exercisable to acquire, in the aggregate, 5,023,500 Common Shares. Concurrent with the implementation of the New Plan, following Shareholder approval, a minimum of 5,023,500 Common Shares of the 9,000,000 issuable pursuant to the New Plan (or such other number as may be necessary to give effect to the exercise of then existing stock options) will be allocated to these options. The Corporation believes that all of the terms of these outstanding options are not inconsistent with the terms of the New Plan and no amendments to such options are presently contemplated. Notwithstanding the foregoing, in the event that a conflict arises between the terms of the New Plan and the terms of the Old Plan, the terms of the Old Plan will prevail.

New Plan Resolution

               The Shareholders of the Corporation will be asked to consider, and if deemed advisable, to approve a resolution adopting the New Plan pursuant to which up to 9,000,000 Common Shares of the Corporation may be issued and authorizing the Directors of the Corporation to implement the New Plan. A copy of the proposed form of the resolution is set forth as Schedule "B" to this Management Information Circular.

               Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to approve this resolution.

INCREASE OF THE AUTHORIZED CAPITAL OF THE CORPORATION

               The Corporation is presently authorized to issue 100,000,000 Common Shares without nominal of which 54,193,612 are presently issued and outstanding and a further 8,523,500 Common Shares are reserved for issuance pursuant to outstanding warrants and stock options. The Corporation is also authorized to issue 10,000,000 Preferred Shares without nominal or par value issuable in series none of which are issued. Management is of the view that it is prudent to increase the number of Common Shares authorized for issuance in order to permit future issuances for financings, property acquisitions and other transactions involving the issuance of shares.

               Shareholders of the Corporation will be asked to consider and if deemed advisable, pass a resolution to increase the authorized capital of the Corporation by the creation of an additional 900,000,000 Common Shares of the Corporation without nominal or par value and to alter the Memorandum of the Corporation accordingly.

               A copy of the proposed form of resolution creating the additional Common Shares is set forth in Schedule "C" to this Management Information Circular.

               Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to pass this resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

               Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. As a company listed on the TSX, the Corporation is required to comply with the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines"). The Corporation's approach to corporate governance in the context of the 14 specific Exchange Guidelines is set out in the attached Schedule "D". The Board is of the view that the Corporation's general approach to corporate governance, as described in the attached Schedule "D", is appropriate for its size and resources.

GENERAL

               There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Circular is issued which are not disclosed in this Circular.

CERTIFICATE

               The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

               BY ORDER OF THE BOARD OF DIRECTORS, this 5th day of April, 2004.

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse,
President and Chief Executive Officer

SCHEDULE "A"

NOVAGOLD RESOURCES INC.

2004 STOCK OPTION PLAN

PART 1

INTERPRETATION

1.01		Definitions In this Plan the following words and phrases shall have the following meanings, namely:

	(a)	"Board" means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(b)
"Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

	(c)	"Code" means the U.S. Internal Revenue Code of 1986, as amended;

	(d)	"Company" means NovaGold Resources Inc.;

	(e)	"Director" means any director of the Company or of any of its subsidiaries;

	(f)	"Employee" means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

	(g)	"Exchange" means The Toronto Stock Exchange and any other stock exchange on which the Shares are listed for trading;

	(h)	"Exchange Policy" means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

(i)
"Expiry Date" means not later than ten years from the date of grant of the Option or, if Exchange Policy does not permit a term of 10 years for Options granted by the Company not later than five years from the date the Option is granted;

(j)
"Fair Market Value" means, with respect to any property (including, without limitation, any Shares), the fair market value of such property determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be (a) the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date in question or (b) if there was no such sale, the weighted average trading price on the Exchange for the Shares for the five trading days immediately preceding the date in question;

	(k)	"Incentive Stock Option" means an Option granted to a U.S. Participant that is intended to qualify as an "incentive stock option" within the meaning of section 422 of the Code.

	(l)	"Insider" has the meaning ascribed thereto in the Securities Act;

	(m)	"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act;

(n)	"Nonqualified Stock Option" means an Option granted to a U.S. Participant that is not an Incentive Stock Option;

(o)	"Option" means an option to acquire Shares granted under this Plan;

(p)
"Option Agreement" means the written agreement between the Company and an optionee relating to the granting of an Option, in the form or substantially in the form of Exhibit A or Exhibit B attached to this Plan, and containing such terms and conditions as are required by Exchange Policy and Securities Laws;

(q)
"Option Price" means the price at which Options may be granted in accordance with Exchange Policy and Securities Laws and means the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date of granting the Option or, if there was no such sale, the weighted average trading price on the Exchange for the Shares for the five trading days immediately preceding the date of granting the Option;

(r)	"Officer" means any senior officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(s)
"Outstanding Issue" is determined by Exchange Policy and by Securities Laws, and is based on the number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares issued over the preceding one year period pursuant to stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares including a share purchase from treasury which is financial assisted by the Company by way of loan, guarantee or otherwise;

(t)	"Parent" means a "parent corporation" as defined in section 424(e) of the Code;

(u)	"Plan" means this stock option plan as from time to time amended;

(v)	"Securities Act" means the Securities Act, as amended, from time to time;

(w)	"Securities Laws" means the act, policies, bylaws, rules and regulations of the securities commissions governing the granting of options by the Company, as amended from time to time;

(x)
"Service Provider" means an Employee or insider of the Company or any of its subsidiaries and includes any other person who is engaged to provide either directly or through a corporation, ongoing management or consulting services to the Company or its affiliates;

(y)	"Shares" means common shares of the Company;

(z)	"Subsidiary" means a "subsidiary corporation" as defined in section 424(f) of the Code;

(aa)	"U.S. Participant" means a Service Provider, Officer or Director who is a U.S. citizen or a U.S. resident, in each case as defined in the Code;

(bb)	"Vested" means that an Option has become exercisable in accordance with the terms of this Plan and any applicable Option Agreement;

(cc)
"10% Shareholder" means a person who owns (taking into account the constructive ownership rules under section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary of the Company).

1.02                Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2

PURPOSE OF PLAN

2.01                Purpose The purpose of this Plan is to attract and retain Service Providers, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Options.

PART 3

GRANTING OF OPTIONS

3.01                Administration This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.02                Committee's Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.03                Grant by Resolution The Board, on its own initiative or, a committee of the Board duly appointed for the purpose of administering this Plan, may, by resolution, designate all eligible persons who are Service Providers, Officers or Directors, or corporations employing or wholly owned by such Service Provider, Officer or Director, to whom Options should be granted and specify the terms of such Options which shall be in accordance with Exchange Policy and Securities Laws.

3.04                Terms of Option The resolution of the Board shall specify the number of Shares that should be placed under Option to each such Service Provider, Officer or Director, the exercise price to be paid for such Shares upon the exercise of each such Option, and the period during which such Option may be exercised.

3.05                Option Agreement Every Option granted under this Plan shall be evidenced by an Option Agreement and, where not expressly set out in the Option Agreement, the provisions of such Option Agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of any Option Agreement and this Plan, the terms of this Plan shall govern.

PART 4

CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01                Exercise Price The exercise price of an Option granted under this Plan shall not be less than the Option Price at the time of granting the Options.

4.02                Expiry Date Each Option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date.

4.03                Different Exercise Periods, Prices and Number The Board may, in its absolute discretion, upon granting an Option under this Plan, and subject to the provisions of Section 7.03 hereof, specify a particular time period or periods following the date of granting the Option during which the optionee may exercise his Option to purchase Shares, may designate the exercise price and the number of Shares in respect of which such optionee may exercise his Option during each such time period and may determine and impose terms upon which each Option shall become Vested.

4.04                Number of Shares To one Person The number of Shares reserved for issuance to any one person pursuant to Options granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the Options.

4.05                Termination of Employment If a Director, Officer or Service Provider ceases to be so engaged by the Company for any reason other than death, such Director, Officer or Service Provider shall have such rights to exercise any Option not exercised prior to such termination within the lesser of six months from the date of the termination or the Expiry Date of the Option provided that if the termination is for just cause the right to exercise the Option shall terminate on the date of termination unless otherwise determined by the Directors.

4.06                Death of Optionee If a Director, Officer or Service Provider dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the optionee's death or the Expiry Date of the Option, exercise that portion of an Option granted to the Director, Officer or Service Provider under this Plan which remains outstanding.

4.07                Assignment No Option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by all applicable Securities Laws and the rules and policies of the Exchange, an optionee shall have the right to assign any Option granted to him hereunder to a trust or similar legal entity established by such optionee.

4.08                Notice Options shall be exercised only by written notice to the Company in accordance with the terms and conditions of this Plan and the applicable Option Agreement.

4.09                Payment Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an optionee on exercise of an Option shall be paid for in full at the time of their purchase.

4.10                Securities Laws Notwithstanding any other provision contained in this Plan, no holder may exercise any Option granted under this Plan and no Shares may be issued upon exercise of an Option unless such exercise and issuance are in compliance with all applicable Securities Laws.

PART 5

RESERVE OF SHARES FOR OPTIONS

5.01                Sufficient Authorized Shares to be Reserved Whenever the Memorandum or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Options granted under this Plan. Shares that were the subject of Options that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Option granted under this Plan.

5.02                Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to Options granted under this Plan shall be 9,000,000 shares.

5.03                Maximum Number of Shares Reserved Under no circumstances shall this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(a)	the number of Shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Outstanding Issue, subject to increase upon shareholder and Exchange approval;

(b)	the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the Outstanding Issue; or

(c)	the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue.

PART 6

OPTIONS GRANTED TO U.S. PARTICIPANTS

6.01                Maximum Number of Shares for Incentive Stock Options Notwithstanding any other provision of this Plan to the contrary, the number of Shares available for granting Incentive Stock Options under the Plan may not exceed 9,000,000, subject to adjustment as provided in this Plan and subject to the provisions of section 422 and 424 of the Code.

6.02                Designation of Options The Option Agreement relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be (a) an Incentive Stock Option if all of the requirements under the Code are satisfied or (b) in all other cases, a Nonqualified Stock Option.

6.03                Special Requirements for Incentive Stock Options In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)
An Incentive Stock Option may be granted only to employees (including a Director or Officer who is also an employee) of the Company (or of any Parent or Subsidiary of the Company). For purposes of this Part 6, the term "employee" shall mean a person who is an employee for purposes of the Code.

(b)
The Board will not grant Incentive Stock Options in which the aggregate Fair Market Value (determined as of the date of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under this Plan and all other plans of the Company and of any Parent or Subsidiary of the Company) exceeds US$100,000 or any limitation subsequently set forth in section 422(d) of the Code.

(c)
The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option.

(d)
An Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than 5 years after the date of grant of such Incentive Stock Option.

(e)
If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any Parent or Subsidiary of the Company) for any reason, whether voluntary or involuntary, other than death, permanent disability or just cause, such Incentive Stock Option shall be exercisable by the U.S. Participant (to the extent such Incentive Stock Option was Vested on the date of cessation of employment) at any time prior to the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any Parent or Subsidiary of the Company) because of the death or permanent disability of such U.S. Participant, such U.S. Participant, such U.S. Participant's personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, may exercise such Incentive Stock Option (to the extent such Incentive Stock Option was vested on the date of death or permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is six (6) months after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any Parent or Subsidiary of the Company) for cause, the right to exercise such Incentive Stock Option will terminate on the date of cessation of employment, unless otherwise determined by the Board. For purposes of this Part 6, the term "permanent disability" has the meaning assigned to that term in section 22(e)(3) of the Code.

(f)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant.

(g)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution.

PART 7

CHANGES IN OPTIONS

7.01                Share Consolidation or Subdivision In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for granting of Options and the price payable for any Shares that are then subject to Options shall be adjusted accordingly.

7.02                Stock Dividend In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for granting of Options and the price payable for any Shares that are then subject to Options may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

7.03                Effect of a Take-Over Bid If a bona fide offer (an "Offer") for Shares is made to the optionee or to shareholders of the Company generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of clause (b) above, the Shares that are not taken up and paid for, may be returned by the optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Shares were to become Vested pursuant to this section shall be reinstated. If any Shares are returned to the Company under this section 7.03, the Company shall immediately refund the exercise price to the optionee for such Shares.

7.04                Acceleration of Expiry Date If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part the Directors may, upon notifying each optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

7.05                Effect of a Change of Control If a Change of Control occurs, all Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the optionee.

PART 8

EXCHANGE'S RULES AND POLICIES APPLY

8.01                Exchange's Rules and Policies Apply This Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the rules and policies on stock options of the Exchange and any securities commission having authority and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

PART 9

AMENDMENT OF PLAN

9.01                Board May Amend The Board may, by resolution, amend or terminate this Plan, but no such amendment or termination shall, except with the written consent of the optionees concerned, affect the terms and conditions of Options previously granted under this Plan which have not then been exercised or terminated.

9.02                Exchange Approval Any amendment to this Plan or Options granted pursuant to this Plan shall not become effective until such Exchange and shareholder approval as is required by Exchange Policy and Securities Laws has been received.

PART 10

MISCELLANEOUS

10.01                Other Plans Not Affected This Plan is in addition to any other existing plans and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers and Service Providers.

10.02                No Rights Until Option Exercised An optionee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to him upon exercise of an Option.

10.03                No Right to Employment This Plan will not confer upon any optionee any right with respect to continuation of such optionee's employment, consulting or other service relationship with the Company, and will not interfere in any way with the Company's right to terminate such optionee's employment, consulting or other service relationship at any time, with or without cause.

10.04                U.S. Tax Withholding In order to comply with all applicable federal or state income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable U.S. federal or state payroll, withholding, income or other taxes that are the sole and absolute responsibility of a U.S. Participant are withheld or collected from such U.S. Participant. For the purposes of assisting a U.S. Participant in paying all or a portion of the U.S. federal and state taxes to be withheld or collected upon exercise of an Option, the Board, in its discretion and subject to such additional terms and conditions as it may adopt, may permit a U.S. Participant, subject to applicable laws, to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise of such Option having a Fair Market Value equal to the amount of such taxes or (b) delivering to the Company Shares (other than Shares issuable upon exercise of such Option) having a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

10.05                No Trust Fund Neither this Plan nor any Option will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and an optionee or any other person. To the extent that any optionee acquires a right to receive payments from the Company pursuant to an Option, such right will be no greater than the right of any unsecured general creditor of the Company.

10.06                Governing Law The validity, construction and effect of this Plan and any Option Agreement will be determined in accordance with the internal laws, and not the law of conflicts, of the Province of British Columbia and the laws of Canada applicable therein.

10.07                Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company; provided, however, that Options may be granted under this Plan prior to the receipt of approval of the Exchange. In the event that this Plan is not adopted by the shareholders of the Company within 12 months after approval by the Board, this Plan will remain effective; provided, however, that any Incentive Stock Options granted under the Plan shall be deemed to be Nonqualified Stock Options.

10.08                Term of Plan No Options shall be granted under the Plan after 10 years from the earlier of the date of adoption of the Plan by the Board or the date of shareholder approval of the Plan. However, unless otherwise expressly provided in the Plan or in an applicable Option Agreement, any Option theretofore granted may extend beyond the end of such 10-year period, and the authority of the Board provided for hereunder with respect to the Plan and any Options, and the authority of the Board to amend the Plan, shall extend beyond the end of such 10-year period.

EFFECTIVE DATE OF PLAN: •, 2004

Exhibit A

NOVAGOLD RESOURCES INC. OPTION AGREEMENT

               This Option Agreement is entered into between NovaGold Resources Inc. (the "Company") and the Optionee named below pursuant to the 2004 Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.	on [insert grant date] (the "Grant Date");

2.	[insert name] (the "Optionee");

3.	was granted the option (the "Option") to purchase [insert # of shares] common shares (the "Option Shares") of the Company;

4.	for the price (the "Option Price") of $• per Option Share;

5.	which shall be exercisable ("Vested") on • , 200•;

6.	terminating on the [insert date] (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

               This Option shall be exercisable by delivery of an Exercise Notice in the form attached as Appendix 1, duly completed and signed by the Optionee.

               By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

               IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the • day of •, 200•.

NOVAGOLD RESOURCES INC.

Per:
OPTIONEE		Authorized Signatory

Exhibit B

NOVAGOLD RESOURCES INC. OPTION AGREEMENT FOR U.S. PARTICIPANT

               This Option Agreement is entered into between NovaGold Resources Inc. (the "Company") and the Optionee named below pursuant to the 2004 Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.	on •, 200• (the "Grant Date");

2.	• (the "Optionee");

3.	was granted the option (the "Option") to purchase • common shares (the "Option Shares") of the Company;

4.	for the price (the "Option Price") of $• per Option Share;

5.	which shall be exercisable ("Vested") as to • [if any vesting provisions apply];

6.	terminating on the •, 200• (the "Expiry Date"); and

7.	the Option is intended to qualify for U.S. federal income tax purposes as

	____	an Incentive Stock Option

	____	a Nonqualified Stock Option

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

               This Option shall be exercisable by delivery of an Exercise Notice in the form attached as Appendix 1, duly completed and signed by the Optionee.

               By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

               IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the • day of •, 200•.

NOVAGOLD RESOURCES INC.

Per:
OPTIONEE		Authorized Signatory

APPENDIX 1

EXERCISE NOTICE

NovaGold Resources Inc.
Suite 3454, Bentall IV
1055 Dunsmuir Street
PO Box 49215
Vancouver, British Columbia, Canada V7X 1K8
Attention: Chief Financial Officer

               Effective as of today, ___________ , 20__, the undersigned optionee hereby elects to exercise optionee's option to purchase ________ common shares (the "Shares") of NovaGold Resources Inc. (the "Company") at $ _______________ per share under and pursuant to the 2004 Stock Option Plan (the "Plan") and the Stock Option Agreement dated ________ , _____ (the "Option Agreement"). I enclose herewith a certified cheque or bank draft for $ . In connection with such exercise, the undersigned optionee represents, warrants and covenants to the Company (and acknowledges that the Company is relying thereon) that (check one):

____	1.
The undersigned is not a U.S. person (the definition of which includes, but is not limited to, a person resident in the United States, a partnership or corporation organized or incorporated under the laws of the United States, and a trust or estate of which any trustee, executor or administrator is a U.S. person), the undersigned was not offered the Shares in the United States and the options are not being exercised within the United States or for the account or benefit of a U.S. person. The terms "United States" and "U.S. person" are as defined by Rule 902 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"); or

____	2.	Paragraph 1 does not apply.

The foregoing representations, warranties and covenants are made by the undersigned with the intent that they be relied upon in determining whether the Shares may be issued under applicable securities laws. The undersigned undertakes to notify the Company immediately of any change in any representation, warranty or other information relating to the undersigned set forth herein which takes place prior to the date of issuance of the Shares.

Registration of the stock certificate to the following name and address:

Name:

Address:

Delivery of the stock certificate to the following address:

Same as above or:

Delivery

Address:

Attention:

(Signature of Optionee)

(Name of Optionee - please print)

SCHEDULE "B"

NOVAGOLD RESOURCES INC.

RESOLUTION OF SHAREHOLDERS

               BE IT RESOLVED as a resolution of the Corporation that:

1.	The New Stock Option Plan substantially in the form attached as Schedule "A" to this Management Information Circular be and is hereby approved and adopted;

2.
The form of the New Stock Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the Shareholders of the Corporation;

3.	The Shareholders of the Corporation hereby authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the Shareholders in that regard; and

4.
Any one of the Directors or Officers of the Corporation is hereby authorized to take all such actions and execute and deliver all such documents as are necessary or desirable for the implementation of this resolution.

SCHEDULE "C"

NOVAGOLD RESOURCES INC.

RESOLUTION OF SHAREHOLDERS

               BE IT RESOLVED as a resolution of the Corporation that:

1.
The authorized capital of the Corporation be increased by the creation of 900,000,000 Common Shares without nominal or par value so that the authorized capital of the Corporation shall consist of 1,000,000,000 Common Shares without nominal or par value and 10,000,000 Preferred Shares without nominal or par value issuable in series, and to alter the Memorandum of the Corporation accordingly;

2.
Any one of the Directors or Officers of the Corporation is hereby authorized to take all such actions and execute and deliver all such documents as are necessary or desirable for the implementation of this special resolution; and

3.
The Directors of the Corporation may, in their absolute discretion, revoke this special resolution without further approval of the Shareholders of the Corporation prior to the date upon which it comes into effect.

SCHEDULE "D"

NOVAGOLD RESOURCES INC.

TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of NovaGold Resources Inc.
  The Board of Directors of ever corporation should explicitly assume responsibility for the stewardship of the corporation.

  As part of the overall stewardship responsibility, should assume responsibility for the following matters:

  The Board has assumed responsibility for the stewardship of the Corporation by overseeing the management and operations of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of the business.

Adoption of a strategic planning process.
  The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Corporation. Such goals and strategies are being prepared by management for review with the Board on an annual basis and are a component of the Board's annual agenda.

  The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management.

  In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans and each quarter monitors the performance of management in relation to the strategic and operational objectives set out in the annual budget. Mining exploration programs are subject to significant changes as they progress and, as such, budgets are subject to revision up or down depending on the success of the programs, the acquisition or disposal of projects and other factors.

The identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks.
  The Board, in conjunction with management, determines the principal risks associated with the Corporation's business based on its knowledge of the mining industry, the regulatory and competitive environment, and general economic conditions.

  Various committees of the Board implement and monitor the systems in place to address such risks. For example, the Audit Committee reviews and monitors the Corporation's risk management systems.

Succession planning, including appointing, training and monitorin senior management.
  The Board is responsible for selecting and appointing executive officers and senior management and for monitoring their performance.

  The performance of executive management will be annually measured against pre-set objectives and the performance of mining companies of comparable size.

The Board encourages senior management to participate in professional development programs and courses. The Board supports management's commitment to training and developing employees.
A communications policy for the corporation.
  The Board is implementing appropriate systems to ensure complete, timely and effective communications between the Corporation, its shareholders, the public and regulatory agencies.

  Through the Audit Committee, all public financial information is reviewed and recommended to the Board for approval prior to its release.

The integrity of the corporation’s internal control and management information systems.
  The Board ensures the integrity of internal control and management information systems through its delegation to various committees.

  For example, the Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

  The Board of Directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

  Under the TSX Guidelines, an "unrelated" director means a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Corporation other than interests arising from shareholding.

  Four of the six current directors of the Corporation are unrelated.

  The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the Board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

  Rick Van Nieuwenhuyse is a related director for the purposes of the definition due to holding the position of President and Chief Executive Officer with the Corporation.

  Clynton Nauman is a related director for the purposes of the definition due to being aprincipal of an environmental assessment company which has provided services to a subsidiary of the Corporation.

  All the other directors are unrelated directors for the purposes of the definition.

  The Board of Directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

  The Corporation does not at this time have a specific committee responsible for the appointment or assessment of directors. These functions are currently addressed by the Board as a whole as necessary.

  Every Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.
The Corporation does not have at this time a process established for assessing the effectiveness of its directors. The Corporation plans to implement such a process during the current fiscal year.
Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.	The Board is composed of experienced corporate directors.
  Every Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.
The current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.
  The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

  The Compensation Committee reviews the compensation and benefits of the directors. In this regard, market data, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors.

  The Corporation intends to ensure that directors' compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance based upon long-term incentive compensation.

  Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees, such as the executive committee, may include one or more inside directors.

  The Corporation currently has three standing Committees of the Board; the Audit and Corporate Governance Committee, the Compensation Committee and the Technical Committee. In addition, the Board from time to time establishes ad hoc committees to address special business issues.

  The Audit and Corporate Governance Committee presently consists of three directors, Messrs. Brack, Philip and Nauman. During the past year, a company of which Mr. Nauman is a principal, was retained to provide services to a subsidiary of the Corporation. As a result Mr. Nauman's status as an unrelated director has changed during the past year. It is intended that during the ensuing year Mr. Nauman will be replaced by an unrelated director to serve on the Audit and Corporate Governance Committee.

  The Compensation committee consists of three unrelated directors, Messrs. Philip, McConnell and McFarland.

  The Technical Committee consists of two directors, Messrs. Nauman and Van Nieuwenhuyse.

  Every Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

  The Audit and Corporate Governance Committee is responsible for governance issues including approval of the Corporation's disclosure in response to the Exchange Guidelines, periodic review of Board and committee composition and ensuring on behalf of the Board that the corporate governance system effectively supports the discharge of its obligations to the shareholders.

  The Board of Directors, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of the limits to management’s responsibilities. In addition, the Board should approve or develop the corporate objectives that the CEO is responsible for meeting.

  The Board has a broad responsibility for supervising the management of the business and affairs of the Corporation.The Board has a framework for delegation of responsibilities from the Board to executive management.

  The Board will review the performance of the Chief Executive Officer against annual objectives.

  Every Board of Directors should have in place appropriate structures and procedures to ensure that the Board can function independently of management. An appropriate structure would be to (i) appoint a Chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.

  Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management. The Board is currently in the process of reviewing its structure and the Chair and lead director concepts.

  The Audit and Corporate GovernanceCommittee and the compensation Committee have and, when appointed, any future committee will be given specific authority to retain external advisors, as appropriate (at the expense of the Corporation).

  The audit committee of every Board of Directors should be composed only of outside directors. The Board should adopt a charter for the audit committee that sets out the roles and responsibilities of the audit committee, which should be specifically defined so as to provide appropriate guidance to audit committee members engagement of the outside advisor should be subject as to their

  The Audit and Corporate Governance Committee currently consists of three directors, Messrs. Brack, Philip and Nauman. During the past year, a company of which Mr. Nauman is a principal, was retained to provide services to a subsidiary of the Corporation. As a result Mr. Nauman's status as an unrelated director has changed during the past year. It is intended that during the ensuing year Mr. Nauman will be replaced by an unrelated director to serve on the Audit and Corporate Governance Committee.

  The Audit Committee is responsible for reviewing audit

duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

  functions and the preparation of financial statements, and reviewing and recommending for approval to the Board, all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.

  A charter has been adopted by the Board setting out specific roles and responsibilities of the Audit and Corporate Governance Committee and the members thereof, which charter will be reviewed and reassessed as to adequacy on an annual basis.

  The Audit Committee also ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.

  The Board of Directors should implement a system that enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

  In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Corporation) to provide advice with respect to a corporate decision or action.